United States securities and exchange commission logo





                           June 15, 2021

       Fran Rosch
       President and Chief Executive Officer
       ForgeRock, Inc.
       201 Mission Street
       Suite 2900
       San Francisco, California 94105

                                                        Re: ForgeRock, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 17,
2021
                                                            CIK No. 0001543916

       Dear Ms. Rosch:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 3

   1. Please balance your disclosure of revenue growth in 2019 and 2020 with disclosure of your net losses for
each of these periods.
       Non-GAAP Financial Measures, page 19

   2. For each of the non-GAAP measures disclosed on pages 20 and 21, please present with equal or greater
prominence, the most directly comparable financial measure calculated and presented in
accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
 Fran Rosch
FirstName
ForgeRock,LastNameFran Rosch
            Inc.
Comapany
June       NameForgeRock, Inc.
     15, 2021
June 15,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Intellectual Property, page 46

3. We note your disclosure that some of your customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement. Please clarify whether you are currently party to any source code escrow agreements.
Risks Related to Legal and Regulatory Environment, page 56

4. You disclose that a portion of your revenue is generated from sales to governmental entities. To the extent material, disclose the portion of your revenue generated by such sales.
Use of Proceeds, page 70

5. We note that you may use some of the proceeds from this offering to repay certain indebtedness under the Amended and Restated Loan Agreement. If any material amounts of proceeds will be used to discharge indebtedness, please provide the information described in Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
80

6. Please revise to discuss the significance of direct customers and indirect customers, including whether any additional fees are associated with indirect customers. Disclose the percentage of revenue and ARR that is generated from direct customers versus indirect
         OEM customers.
Key Business Metrics, page 83

7. We note your disclosure on page 83 that your calculation of ARR does not adjust for the timing impact of revenue recognition for specific performance obligations identified within a contract. Please tell us how you determined that annualized contract value was representative of recurring revenue for your term licenses.
8. You disclose that the number of large customers and annual recurring revenue are your key business metrics. Tell us whether you considered renewal or retention rates as key metrics in managing your business. In this regard, we note that a greater percentage of the increase in subscription revenue in 2020 was attributable to new customers rather than existing customers. Alternatively, tell us what measures you use to manage customer renewal and retention and include such measures for each period presented. Refer to
         Section III of Release No. 33-8350.
9. Please balance the disclosure in the chart on page 84 by disclosing the net losses for each period that you present annual recurring revenue.
 Fran Rosch
ForgeRock, Inc.
June 15, 2021
Page 3
Underwriting, page 175

10.      Please disclose the exceptions the lock-up agreements.
Audited Financial Statements
11. Stock-based Compensation, page F-28

11. Please provide us with a breakdown of all stock-based compensation awards granted in the six months preceding the filing of this draft registration statement, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to provide us with updates to the above analysis for all stock-based compensation awards granted prior to the effectiveness date of this registration statement.
12. Please revise to clarify if the time and performance vesting terms of your RSUs issued in
         2016 and 2018 have been met. Please also clarify if this IPO would be considered a liquidity event that would result in the vesting of these RSUs. If so, please revise your
         MD&A to quantify (to the extent possible) the amount of stock-based compensation expense associated with these RSUs that you expect to recognize upon closing of the IPO.
Exhibits

13. Please file your material leases as exhibits to the registration statement. See Item
         601(b)(10) of Regulation S-K.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
       You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



FirstName LastNameFran Rosch                                     Sincerely,
Comapany NameForgeRock, Inc.
                                                                 Division of
Corporation Finance
June 15, 2021 Page 3                                             Office of
Technology
FirstName LastName